# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WiMi Hologram Cloud Inc., CIK 0001770088
CUSIP: G9687V204
Title of class of securities: Class B Ordinary shares, par value US$0.002 per share
Address of issuer's principal executive offices: Room#1508, 4th Building, Zhubang 2000 Bu, No. 97, Balizhuang Xili, Chaoyang Dist, Beijing, China (F4), 00000
Date of event which requires filing of this statement: 09/08/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001963238

## Reporting persons
- Jie Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,085,372; shared voting power 0; sole dispositive power 3,085,372; shared dispositive power 0; aggregate amount beneficially owned 3,085,372 (16.8% of the class)
  Comment: The voting power of the shares beneficially owned represents 44.2% of the total outstanding voting power. Percentage of ownership of ordinary shares herein is calculated based on a total of 18,385,054 ordinary shares outstanding as of December 31, 2025 of the Issuer, consisting of 1) 1,005,778 Class A ordinary shares and 2) 17,379,276 Class B ordinary shares of the Issuer, based on information provided by the Issuer. The ordinary shares beneficially owned by the Reporting Person (giving effect to the 20-for-1 share consolidation) include: 1) 1,005,778 Class A ordinary shares held by Wimi Jack Holdings Ltd., and 2,079,594 Class B ordinary shares held collectively by Vital Success Global Ltd. (1,329,594 shares) and Wonderful Seed Limited (750,000 shares). Wimi Jack Holdings Ltd., Vital Success Global Ltd., and Wonderful Seed Limited are not, and have never been since their inception, trusts. All of the aforementioned shares are owned by Jie Zhao through wholly funded investments made via the aforementioned holding companies directly and wholly owned by him, and none of the shares are held pursuant to any trust agreement or similar trust or fiduciary arrangement. As the sole shareholder and sole director of each of these holding entities, Jie Zhao exercises sole voting and dispositive power over all of the aforementioned shares and is deemed the beneficial owner of such shares.
- WiMi Jack Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,005,778; shared voting power 0; sole dispositive power 1,005,778; shared dispositive power 0; aggregate amount beneficially owned 1,005,778 (5.5% of the class)
  Comment: The voting power of the shares beneficially owned represents 36.7% of the total outstanding voting power. Represents 1,005,778 Class A ordinary shares of the Issuer held directly by Wimi Jack Holdings Ltd.
  
  Percentage of ownership of ordinary shares herein is calculated based on a total of 18,385,054 ordinary shares outstanding as of December 31, 2025 of the Issuer, consisting of 1) 1,005,778 Class A ordinary shares and 2) 17,379,276 Class B ordinary shares of the Issuer, based on information provided by the Issuer.
- Vital Success Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,329,594; shared voting power 0; sole dispositive power 1,329,594; shared dispositive power 0; aggregate amount beneficially owned 1,329,594 (7.2% of the class)
  Comment: The voting power of the shares beneficially owned represents 4.8% of the total outstanding voting power. Represents 1,329,594 Class B ordinary shares of the Issuer held directly by Vital Success Global Ltd.
  
  Percentage of ownership of ordinary shares herein is calculated based on a total of 18,385,054 ordinary shares outstanding as of December 31, 2025 of the Issuer, consisting of 1) 1,005,778 Class A ordinary shares and 2) 17,379,276 Class B ordinary shares of the Issuer, based on information provided by the Issuer.
- Wonderful Seed Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 750,000; shared voting power 0; sole dispositive power 750,000; shared dispositive power 0; aggregate amount beneficially owned 750,000 (4.1% of the class)
  Comment: The voting power of the shares beneficially owned represents 2.7% of the total outstanding voting power. Represents 750,000 Class B ordinary shares of the Issuer held directly by Wonderful Seed Limited.
  
  Percentage of ownership of ordinary shares herein is calculated based on a total of 18,385,054 ordinary shares outstanding as of December 31, 2025 of the Issuer, consisting of 1) 1,005,778 Class A ordinary shares and 2) 17,379,276 Class B ordinary shares of the Issuer, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: WiMi Hologram Cloud Inc.
Address of issuer's principal executive offices: Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, The People's Republic of China

## Item 2. Person Filing
Name of person filing:
Jie Zhao

Wimi Jack Holdings Ltd.

Vital Success Global Ltd.

Wonderful Seed Ltd.
Address of principal business office or, if none, residence:
Jie Zhao:Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili,
Chaoyang District, Beijing, The People's Republic of China

Wimi Jack Holdings Ltd.: Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

Vital Success Global Ltd.: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Wonderful Seed Ltd.:Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
Jie Zhao: People's Republic of China

Wimi Jack Holdings Ltd.: British Virgin Islands

Vital Success Global Ltd.: British Virgin Islands

Wonderful Seed Ltd.: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Jie Zhao: /s/ Jie Zhao, Jie Zhao (09/08/2026)
- WiMi Jack Holdings Ltd.: /s/ Jie Zhao, Jie Zhao/Director (09/08/2026)
- Vital Success Global Limited: /s/ Jie Zhao, Jie Zhao/Director (09/08/2026)
- Wonderful Seed Limited: /s/ Jie Zhao, Jie Zhao/Director (09/08/2026)